Goodwin Procter LLP Counsellors at Law 901 New York Avenue, NW Washington, D.C. 20001	T: 202.346.4000 F: 202.346.4444 goodwinprocter.com

December 21, 2010

VIA EDGAR

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Attn: Laura E. Hatch

Re:	Columbia Funds Series Trust I
File No. 811-04367

Dear Ms. Hatch:

We are writing to respond to comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) conveyed in a telephone conversation on December 2, 2010 with respect to the preliminary joint proxy statement (the “Proxy Statement”) for Columbia Funds Series Trust I (the “Registrant”) filed with the Commission on November 24, 2010 pursuant to Rule 14a-6(a) under the Securities Exchange Act of 1934.

For convenience of reference, we have set forth each of the Staff’s comments below, followed by our response. Capitalized terms used in this letter without definition have the same meanings given to them in the Proxy Statement unless otherwise indicated. Deletions are marked by strike-throughs, and additions by underlining. For the Staff’s convenience, clean and marked versions of the Proxy Statement, as proposed to be revised, accompany this response letter.

Important Information to Help You Understand and Vote on the Proposals

1.	Comment: Please clarify the disclosure on page ii of the Proxy Statement that describes the effect of the larger group of proposals on the Combined Fund Complex.

Response: To emphasize that the reduction that is referenced is the cumulative effect of the larger group of proposals across the various funds in the complex, the relevant portion of the Proxy Statement has been revised to read as follows:

“The investment advisory fee rates payable by the IMS Fee Funds would increase at various asset levels (with current effective advisory fees increasing by up to 0.16%, depending on your IMS Fee Fund), as described in the accompanying Joint Proxy Statement. Even though certain fee rates will increase for certain funds, including the IMS Fee Funds, the net effect of the larger group of proposals, which for many of the funds comprising the Combined Fund Complex include reductions in administration/administrative fee rates and contractual expense limitations, is expected to be a reduction in the overall fees paid, on a cumulative basis, by the various funds

Securities and Exchange Commission

VIA EDGAR

comprising the Combined Fund Complex. Thus, on a cumulative basis, shareholders, many of whom own shares of more than one fund, may pay lower fees overall even if the cost of a particular fund is increasing.”

In addition, to highlight that the impact on the affected Funds is described in detail in the accompanying proxy statement, the following sentence has been revised to read as follows, and will appear in bold text on page iii:

“Comparisons of the investment advisory fee rates for each IMS Fee Fund, and, if its effective investment advisory fees would increase, gross and net expense ratios, are included in the accompanying Joint Proxy Statement.”

Proposal 1 – Approve Amendment to IMS Agreement

2.	Comment: If the administration fee reduction is not part of the contractual expense limitation described on pages 6-7 of the Proxy Statement, please revise the disclosure to make this fact clear.

Response: The relevant portion of the Proxy Statement has been revised to only refer to contractual expense limitations.

3.	Comment: Please explain supplementally why page 13 of the Proxy Statement refers to Class A shares and not to other share classes of the Funds.

Response: As described in an earlier subsection of the proxy statement, the reference point for the contractual fee and expense limitations applicable to each Fund is the Class A median expense of the respective Fund’s peer group. Corresponding contractual expense limitations (adjusted to reflect differences in transfer agency and/or distribution and service (Rule 12b-1) fees) will be implemented for other share classes.

Proxy Voting and Shareholder Meeting Information

4.	Comment: On page 21 of the Proxy Statement, please insert “(iii)” after “(Proposal 2); and”.

Response: The requested text has been added.

Appendix C

5.	Comment: Please revise the footnotes in Appendix C of the Proxy Statement regarding Class T shares to clarify the different annual rate amounts.

Securities and Exchange Commission

VIA EDGAR

Response: The relevant disclosure has been revised.

6.	Comment: On page C-22 of the Proxy Statement, please revise the disclosure to reconcile the difference between the Management Fees listed in the table and the aggregate investment advisory fee and administrative fee amounts listed in footnote 1.

Response: The requested changes have been made.

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The Registrant accepts responsibility for the adequacy and accuracy of the disclosure in the Proxy Statement. The Registrant acknowledges that Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the Proxy Statement. The Registrant further acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We hope that the foregoing responses adequately address the comments. Should you have any further questions or comments or require additional information, please do not hesitate to contact me at 202-346-4530.

Sincerely,

/s/ Marco E. Adelfio

Marco E. Adelfio

cc:	Christopher O. Petersen, Esq.
Robert M. Kurucza, Esq.